UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )(1)

                           INNOVIVE PHARMACEUTICALS, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   45774F 10 5
                   -------------------------------------------
                                 (CUSIP Number)

                           Lindsay A. Rosenwald, M.D.
                           Paramount Biosciences, LLC
                    c/o Paramount BioCapital Investments, LLC
                         787 Seventh Avenue, 48th Floor
                               New York, NY 10019
                                 (212) 554-4300
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized To Receive Notices and Communications)

                                  June 29, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)
------------------------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45774F 10 5             SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    478,272
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           478,272
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     478,272
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.91%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

CUSIP No.  45774F 10 5             SCHEDULE 13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Paramount Biosciences, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,028,634
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,028,634
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,028,634
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.42%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     00 (Limited Liability Company)
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.001 par value, of Innovive Pharmaceuticals, Inc., a Delaware corporation ("Innovive," or the "Company"). The address of the Company's principal executive offices is 555 Madison Avenue, 25th Floor, New York, NY 10022.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Lindsay A. Rosenwald, M.D. and Paramount Biosciences, LLC ("Paramount Biosciences," and collectively with Dr. Rosenwald, the "Reporting Persons").

(b) The principal business address for Dr. Rosenwald and Paramount Biosciences is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager for Paramount BioCapital, Inc. and certain affiliates, each located at 787 Seventh Avenue, 48th Floor, New York, New York 10019. Paramount Biosciences is a drug development firm and life sciences merchant bank, of which Dr. Rosenwald is the sole member.

(d), (e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Rosenwald is a citizen of the United States. Paramount Biosciences is a New York limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


Dr. Rosenwald acquired shares of Common Stock in connection with the Company's initial capitalization on May 17, 2004. Paramount Biosciences entered into a Future Advance Promissory Note dated as of June 21, 2004, as amended on June 21, 2006, with the Company, pursuant to which Paramount Biosciences and one of its affiliates made certain loans to the Issuer. All outstanding principal and accrued and unpaid interest on such Future Advance Promissory Note converted into 1,028,634 of shares Series A Preferred Stock upon consummation of the Company's private placement of its Series A Preferred Stock on June 29, 2006.

Paramount BioCapital, Inc. ("Paramount BioCapital"), an NASD member broker dealer, acted as co-placement agent for the Company in the private placement equity offering of the Company's Series A Preferred Stock consummated on June 29, 2006. In connection with such private placement, Paramount BioCapital has designated to Dr. Rosenwald, among other compensation, warrants to purchase 115,265 shares of the Company's Common Stock. In addition, Paramount BioCapital acted as placement agent for the Company in a private placement debt offering of senior convertible notes that was consummated on June 28, 2005. In connection with such private placement, Paramount BioCapital has designed to Dr. Rosenwald, among other compensation, warrants to purchase 29,082 shares of the Company's Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The shares of the Issuer subject to this Statement are held by the Reporting Persons solely for investment purposes.

Although the Reporting Persons have not formulated any other definitive plan, they may from time to time acquire, or dispose of, common stock and/or other securities of the Company if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Company to the extent deemed advisable in light of market conditions, investment policies and other factors. Except as indicated in this
Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

(a)and (b)        Paramount Biosciences beneficially owns 1,028,634 shares of
                  Series A Preferred Stock. Dr. Rosenwald beneficially owns
                  1,506,906 shares, consisting of the 1,028,634 shares of Series A Preferred Stock held by Paramount, 333,925 shares of
                  Common Stock held by Dr. Rosenwald, and currently exercisable warrants held by Dr. Rosenwald to purchase 144,347 shares.
                  Shares of Series A Preferred Stock are convertible into shares of Common Stock on a one-for-one basis.

According to information provided by the Company, as of June 29, 2006 there are 3,560,000 shares of Common Stock outstanding. Accordingly, based upon this information Paramount is the beneficial owner of 22.42% of the outstanding shares of Common Stock and Dr. Rosenwald is the beneficial owner of 12.91% of the outstanding shares of Common Stock.

c. Not applicable.

d. Not applicable.

e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  EXHIBITS.

Exhibit 99.1 Agreement to Jointly File Schedule 13D

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July __, 2006
                             -----------------------------------------------
                                      Lindsay A. Rosenwald, M.D.



                             Paramount Biosciences, LLC


                             by:
                                  ------------------------------------------
                                      Lindsay A. Rosenwald, M.D.,
                                      Managing Member